                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. 3)

                                NEW YORK TIMES CO
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    650111107
                                 (CUSIP Number)

                                Arthur Lev, Esq.
                                 Morgan Stanley
                           1221 Avenue of the Americas
                               New York, NY 10020
                                 (212) 762-7001
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                January 22, 2007
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

The information required on this cover page shall not be deemed to be "filed"
for purposes of Section 18 of the Securities Exchange Act of 1934, as amended
(the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 650111107                   13D                     PAGE 2 OF 15 PAGES
--------------------------------                --------------------------------

------------- ----------------------------------------------------------------------------------------------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Morgan Stanley
              IRS #36-314-5972

------------- ----------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                      (b) [X]
------------- ----------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ----------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [X]

------------- ----------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              The state of organization is Delaware.
-------------------------- ----------- ---------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       9,058,712
                           ----------- ---------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
                                       2,000
                           ----------- ---------------------------------------------------------------------------------------------
          EACH                 9       SOLE DISPOSITIVE POWER
  REPORTING PERSON WITH                10,220,799
-------------------------- ----------- ---------------------------------------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       2,000
-------------------------- ----------- ---------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,222,799
------------- ----------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]

------------- ----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.15%
------------- ----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO, HC
------------- ----------------------------------------------------------------------------------------------------------------------

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CUSIP NO. 650111107                   13D                     PAGE 3 OF 15 PAGES
--------------------------------                --------------------------------

------------- ----------------------------------------------------------------------------------------------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Morgan Stanley Investment Management Limited

------------- ----------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                      (b) [X]
------------- ----------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ----------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [ ]

------------- ----------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              The country of citizenship is the United Kingdom.
-------------------------- ----------- ---------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       8,856,042
                           ----------- ---------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
                                       0
                           ----------- ---------------------------------------------------------------------------------------------
          EACH                 9       SOLE DISPOSITIVE POWER
  REPORTING PERSON WITH                10,012,019
-------------------------- ----------- ---------------------------------------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       0
-------------------------- ----------- ---------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,012,019
------------- ----------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]

------------- ----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.00%
------------- ----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA, CO, HC
------------- ---------------------------------------------------------------------------------------------------------------------

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CUSIP NO. 650111107                   13D                     PAGE 4 OF 15 PAGES
--------------------------------                --------------------------------

Item 1.           Security and Issuer.
------            -------------------

                  This is the third amendment to the original Schedule 13D,
which was filed on April 18, 2006.

                  This statement relates to the Class A common stock, $0.10 par value (the "Class A Common Stock"), of The New York Times Company, a New York
corporation (the "Issuer"). The principal executive offices of the Issuer are located at 229 W. 43rd St., New York, New York 10036.

Item 2.           Identity and Background.
------            -----------------------

                  The information set forth in Item 2 of the original Schedule
13D is hereby amended and restated to read in its entirety as follows:

                  (a) This statement is filed jointly by the entities listed below which are referred to herein as the "Reporting Persons":

                           (i) Morgan Stanley, a company organized in the State
                           of Delaware ("MS"); and

                           (ii) Morgan Stanley Investment Management Limited, a
                           limited company organized under the laws of England
                           and Wales ("MSIM") and is a wholly-owned subsidiary
                           of MS.

                  Principal business:

                  (b-c) MS' principal business and principal office is located at 1585 Broadway, New York, NY 10036. MSIM's principal business and principal office is located at 25 Cabot Square, Canary Wharf, London E14 4QA, United
Kingdom. MS is a global financial services firm that maintains significant market positions in each of its business segments - Institutional Securities,
Global Wealth Management Group, Asset Management and Discover. MSIM is a
wholly-owned subsidiary of MS. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS and MSIM is set forth on Schedule A and B, respectively.

                  (d-e) During the last five years, none of the Reporting
Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A or B has(1) been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit 1.

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CUSIP NO. 650111107                   13D                     PAGE 5 OF 15 PAGES
--------------------------------                --------------------------------

                  (f) The citizenship of MS is Delaware and the citizenship of
MSIM is the United Kingdom.

Item 4.           Purpose of Transaction.
------            ----------------------

                  Item 4 of the original Schedule 13D is hereby amended by the addition of the following:

                  The Reporting Persons are filing this amendment to disclose that they have sent a letter to the "Class A" Directors of the Issuer. Such letter was delivered on January 22, 2007 and is attached as Exhibit 2.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

                  The information set forth in Item 5 of the original Schedule
13D is hereby amended and restated to read in its entirety as follows:

                  (a) For the purposes of Rule 13d-3 promulgated under the
  Securities Exchange Act of 1934, as amended (the "Exchange Act"), MS may be deemed to beneficially own 10,222,799 shares of Class A Common Stock, or approximately 7.15% of the outstanding shares of Class A Common Stock. MS does not have any voting power over 1,162,087 shares of such Class A Common Stock.
  MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, its investment management business units.

                       For the purposes of Rule 13d-3 promulgated under the
Exchange Act, MSIM may be deemed to beneficially own 10,012,019 shares of Class
A Common Stock, or approximately 7.00% of the outstanding shares of Class A
Common Stock. MSIM does not have any voting power over 1,155,977 shares of such
Class A Common Stock.

                       The Reporting Persons do not affirm the existence of a
group and are filing this statement jointly pursuant to Rule 13d-1(k)(1)
promulgated under the Exchange Act.

                  (b) By virtue of the relationship previously reported under
  Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by
  MS and MSIM.

                  (c)      During the past 60 days MSIM has effected the
transactions in the Class A Common Stock set forth in Schedule C.

                  (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Class A Common stock held by MSIM and the proceeds from the sale of the shares of Class A Common Stock.

                  (e) Not applicable.

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CUSIP NO. 650111107                   13D                     PAGE 6 OF 15 PAGES
--------------------------------                --------------------------------

Item 6.           Contracts, Arrangements, Understandings or Relationships With
-------           Respect to Securities of the Issuer.
                  --------------------------------------------------------------

                  None.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

                  Exhibit 1:        Disclosures in relation to Item 2(d-e)(2)

                  Exhibit 2:        Letter from MSIM to the "Class A" Directors
                                    of The New York Times Company dated
                                    January 22, 2007

                  Exhibit 3:        Joint Filing Agreement*

                  * Filed with original Schedule 13D

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CUSIP NO. 650111107                   13D                     PAGE 7 OF 15 PAGES
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SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2007            Morgan Stanley

                                         /s/ Dennine Bullard
                                    --------------------------------------------
                                    By:  Dennine Bullard
                                    Title: Authorized Signatory

                                    Morgan Stanley Investment Management Limited

                                         /s/ Hywel D. George
                                    --------------------------------------------
                                    By:  Hywel D. George
                                    Title:  Authorized Signatory

--------------------------------                --------------------------------
CUSIP NO. 650111107                   13D                     PAGE 8 OF 15 PAGES
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                                   SCHEDULE A

               EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

         The names of the Directors and the names and titles of the Executive
Officers of Morgan Stanley and their principal occupations are set forth below.
The business address of each of the Directors or Executive Officers is that of
Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to
Morgan Stanley and each individual is a United States citizen.

Name, Business Address         Present Principal Occupation
----------------------         ----------------------------

*John J. Mack                  Chairman of the Board and Chief Executive Officer

*Roy J. Bostock                Chairman of the Partnership for a Drug Free America

*Erskine B. Bowles             President of the University of North Carolina

*Sir Howard J. Davies(1)       Director, The London School of Economics and Political Science

*C. Robert Kidder              Principal of Stonehenge Partners, Inc.

*Donald T. Nicolaisen          Director

*Charles H. Noski              Director

*Hutham S. Olayan              President, Chief Executive Officer and Director of Olayan America
                               Corporation

*Charles E. Phillips, Jr.      President and Director of Oracle Corporation

*O. Griffith Sexton            Adjunct professor of finance at Columbia Business School

*Dr. Laura D'Andrea Tyson      Dean of the London Business School

*Dr. Klaus Zumwinkel(2)        Chairman of the Board of Management of Deutsche Post AG

Zoe Cruz                       Co-President

Gary G. Lynch                  Chief Legal Officer

Eileen K. Murray               Head of Global Operations and Technology

Thomas R. Nides                Chief Administrative Officer and Secretary

Robert W. Scully               Co-President

------------------------------
(1) Sir Howard Davies is a citizen of the United Kingdom

(2) Klaus Zumwinkel is a German citizen

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CUSIP NO. 650111107                   13D                     PAGE 9 OF 15 PAGES
--------------------------------                --------------------------------

David H. Sidwell               Executive Vice President and Chief Financial Officer

* Director

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CUSIP NO. 650111107                   13D                    PAGE 10 OF 15 PAGES
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                                   SCHEDULE B

         EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY INVESTMENT
                               MANAGEMENT LIMITED

         The names of the Directors and the names and titles of the Executive
Officers of MSIM and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MSIM at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Unless
otherwise indicated, each occupation set forth opposite an individual's name refers to MSIM and each individual is a citizen of the United Kingdom.

Name, Business Address        Present Principal Occupation*
----------------------        ----------------------------

Michael S. Green              Chief Executive Officer

Hywel D. George               Chief Investment Officer, London Equity Group

J. David Germany              Chief Investment Officer, Fixed Income Group

Peter Wright                  Co-Head, International Equity Group

Andrew Onslow                 Head of Operations

**Hester Borrie               Head of Sales

* All of the individuals set forth above are Directors.

** Hester Borrie is a Dutch citizen.

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CUSIP NO. 650111107                   13D                    PAGE 11 OF 15 PAGES
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                                   SCHEDULE C

MSIM has effected the following sales of Class A Common Stock during the past 60 days:

 DATE                                 AMOUNT                            PRICE
 ----                                 -------                           -----
 12/15/2006                           191                               24.369
 12/22/2006                           50                                23.900
 01/05/2007                           36                                23.590
 01/05/2007                           539                               23.593
 01/09/2007                           351                               23.894

MSIM has effected the following purchases of Class A Common Stock during the past 60 days:

 DATE                                 AMOUNT                            PRICE
 ----                                 -------                           -----
 12/18/2006                           34,600                            24.110
 12/18/2006                           2,729                             24.280
 12/18/2006                           4,500                             24.157
 12/19/2006                           40,500                            24.027
 01/17/2007                           100                               23.790

         Other than the transactions described above, to the best of the
Reporting Persons' knowledge, none of the executive officers and directors of the Reporting Persons (listed on attached Schedules A and B) nor any other
Reporting Person have effected any transactions in the Class A Common Stock during the past 60 days.

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CUSIP NO. 650111107                   13D                    PAGE 12 OF 15 PAGES
--------------------------------                --------------------------------

                                    EXHIBIT 1

Unless the context otherwise requires, the term "Morgan Stanley" means Morgan
Stanley and its consolidated subsidiaries.

         (a) In April 2003, Morgan Stanley & Co. Incorporated ("MS&Co."), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission ("SEC"), the
         New York State Attorney General's Office, the New York Stock Exchange
         ("NYSE"), the National Association of Securities Dealers, Inc.
         ("NASD"), and the North American Securities Administrators Association
         (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest.
         Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

         (b) In November 2003, Morgan Stanley DW Inc. ("MSDWI") consented, without admitting or denying the findings, to an entry of an order (the
         "Order") that resolved the SEC's and NASD's investigations into certain practices relating to MSDWI's offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order,
         MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the
         Securities Act of 1933, as amended, and Rule 10b-10 under the
         Securities Exchange Act of 1934, as amended, (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

         (c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The
         SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

         (d) In December 2004, MS&Co. and MSDWI reached a settlement with the
         NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan
         Stanley's failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and

--------------------------------                --------------------------------
CUSIP NO. 650111107                   13D                    PAGE 13 OF 15 PAGES
--------------------------------                --------------------------------

         included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

         (e) In January 2005, the SEC announced a settlement with MS&Co. and
         Goldman Sachs & Co. resolving the SEC's investigation relating to initial public offering ("IPO") allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and
         2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on
         February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

         (f) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and
         NASD relating to its production of email in the research analyst and
         IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of Section 17(b) of the
         Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by
MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

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CUSIP NO. 650111107                   13D                    PAGE 14 OF 15 PAGES
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                                    Exhibit 2

[MORGAN STANLEY LETTERHEAD]

Mr. Raul E. Cesan, "Class A" Director
Mr. William E. Kennard, "Class A" Director
Mr. James M. Kilts, "Class A" Director
Ms. Doreen A. Toben, "Class A" Director
c/o Ms. Rhonda L. Brauer, Secretary and Corporate Governance Officer
The New York Times Company
229 West 43rd Street
New York, NY 10036

                                                                January 22, 2007

Dear Class A Directors:

We are disappointed that The New York Times Company has refused to include the non-binding shareholder proposal we submitted on November 8, 2006 in the proxy for the Company's 2007 Annual Meeting.

Morgan Stanley Investment Management Limited has held shares in the Company on behalf of our clients for more than ten years. We are not seeking to undermine the quality of the journalism or the editorial independence of The New York
Times. In fact, our goal is to protect the value of the Company and its key franchise from the corrosive effects of continued mismanagement.

Our motivating concern is that without independent action by the Board and real evidence of sustained accountability, further strategic missteps, capital misallocation, franchise abuse and overly generous compensation are inevitable.
We are also concerned that the sharp deterioration at The Boston Globe may well be a preview of what will eventually happen at The New York Times.

Ordinarily when we are dissatisfied with the management of a company in our portfolio, we sell our investment. However, The New York Times Company is an exceptional case. Barron's recently reported that several independent analysts have calculated that the Company's shares are worth 50% more than the current stock price. We also believe that the shares do not reflect the intrinsic value of the Company if it were managed and governed properly. After patiently holding the stock for more than ten years, we do not believe that we would be serving our clients' best interests if we sold at such a substantial discount to fair value.

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CUSIP NO. 650111107                   13D                    PAGE 15 OF 15 PAGES
--------------------------------                --------------------------------

We acknowledge the difficult position of the Class A directors. Even though you are elected by public shareholders representing more than 99% of the economic interest in the Company, family interests in control of the Class B shares thwart the normal checks and balances built into public company governance. This has effectively impeded accountability and protected a grossly underperforming management.

A precatory vote on the proposed resolution would have provided shareholders with a constructive forum to express their views on the Company's performance and governance practices. By excluding the proposal from the proxy, the Company has left the Class A shareholders with limited avenues for expressing their dissatisfaction with the poor performance of the managers of their business.

We are relying on you to represent the interests of Class A shareholders and act in a way that ultimately protects the Company for all of its shareholders. At last year's annual meeting, approximately 30% of Class A votes, including those cast by MSIM, were withheld from Class A Directors. We believe that this reflected a high degree of shareholder dissatisfaction. It is unfortunate that we are coming up on another annual meeting with further deterioration in the
Company's fundamental position, an even lower share price, and no tangible evidence of managerial accountability. The Class A shareholders must again consider whether to withhold their votes.

Sincerely,

/s/ Hassan Elamsry

Hassan Elmasry
Managing Director

cc:      Arthur Sulzberger, Jr., Chairman of the Board and Publisher
         Janet L. Robinson, President and Chief Executive Officer